SECURITIES ... SION

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02019276

NOV 2 9 2002 WASH. D.C. 180 SECTION

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SEC FILE NUMBER
8- 00719

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARNHOLD AND S. BLEICHROEDER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN — (212) 698-3322
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO.
(Name — *if individual, state last, first, middle name*)

20 EXCHANGE PLACE	NEW YORK	NEW YORK	10005
(Address)	(City)	(State)	(Zip Code)

PROCESSED

DEC 0 4 2002

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARNHOLD AND S. BLEICHROEDER, INC., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Senior Vice President
Title

[signature]
Notary Public

LORRAINE D'AMATO
NOTARY PUBLIC, State of New York
No. 24-4663322
Qualified in Kings County
Commission Expires Sept. 30, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

Board of Directors
Arnhold and S. Bleichroeder, Inc.

In planning and performing our audit of the financial statements of Arnhold and S. Bleichroeder, Inc., for the nine months ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Continued

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co.

New York, New York
November 15, 2002

ARNHOLD AND S. BLEICHROEDER, INC.

FOCUS REPORT - FORM X-17A-5

PART I

SEPTEMBER 30, 2002

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arnhold and S. Bleichroeder, Inc.

We have audited the accompanying financial condition of Arnhold and S. Bleichroeder, Inc., as of September 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the nine months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arnhold and S. Bleichroeder, Inc. at September 30, 2002, and the results of their operations and their cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co.

New York, New York
November 15, 2002

FOCUS

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

Arnhold and S. Bleichroeder, Inc. [13]

SEC FILE NO. 8-00719 [14]

FIRM ID. NO. 134197937 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1345 Avenue of the Americas [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/02 [24]

AND ENDING (MM/DD/YY) 09/30/02 [25]

New York [21] New York [22] 10105-4300 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green [30]

(Area Code)—Telephone No. (212) 698-3322 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of November 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO. [70]

ADDRESS Number and Street	City	State	Zip Code
20 EXCHANGE PLACE [71]	NEW YORK [72]	NEW YORK [73]	10005 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC. N 2 [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 09/30/02 [99]
SEC FILE NO. 8-00719 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 20,573,751	200			$ 20,573,751	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	2,045,120	220				
2. Other	6,291,017	230			8,336,137	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	159,245,019	240				
2. Other	198,171,868	250			357,416,887	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"	878,134	280				
2. Other	2,952,069	290			3,830,203	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	24,395,486	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts			165,978	570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	24,561,464	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	188,520	340				
B. Partly secured and unsecured accounts		350		600	188,520	830
6. Securities purchased under agreements to resell	3,139,397,644	360		605	3,139,397,644	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	38,600,000	370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 28,178,369	410				
F. Options		420				
G. Arbitrage	40,744,925	422				
H. Other securities		424				
I. Spot commodities		430			$ 107,523,294	850
8. Securities owned not readily marketable:						
A. At Cost $ 10,156,681 [130]						
B. At estimated fair value		440	$ 8,963,166	610	8,963,166	860
9. Other investments not readily marketable:						
A. At Cost $ 120,500 [140]						
B. At estimated fair value		450	120,500	620	120,500	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ 1,851,300 [190]						
B. Owned at cost			105,500	650		
C. Contributed for use of company, at market value				660	105,500	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	7,361,280	680	7,361,280	920
15. Other Assets:						
A. Dividends and interest receivable		500	136,767	690		
B. Free shipments		510	85,398	700		
C. Loans and advances		520	61,478	710		
D. Miscellaneous	3,584,922	530	11,499,876	720	15,368,441	930
16. TOTAL ASSETS	$ 3,665,246,844	540	$ 28,499,943	740	$ 3,693,746,787	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC. as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$ 5,150,504	1460
B. Other		1040		1250	40,000,000	1470
18. Securities sold under repurchase agreements				1260	3,116,897,644	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270	6,337,187	1490
2. Other		1060		1280	158,129	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			▼21	1510
2. Other	▼16	1080		1290	116,821,840	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100			8,310	1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ▼15 $ 15,127,158 [950]		1120			▼22 166,338,334	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340	2,251,118	1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ 40,685,911 [960]				1360	65,860,403	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			6,558,196	1640
C. Income taxes payable		1180			▼23 3,213,600	1650
D. Deferred income taxes			▼20	1370		1660
E. Accrued expenses and other liabilities		1190			13,454,215	1670
F. Other	▼18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value; from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 3,543,049,480 [1760]

Ownership Equity

27. Sole proprietorship	$ [1770]
28. Partnership- limited partners $ [1020]	[1780]
29. Corporation:	
A. Preferred stock	[1791]
B. Common stock	1 [1792]
C. Additional paid-in capital	145,661,381 [1793]
D. Retained earnings	5,035,925 [1794]
E. Total	150,697,307 [1795]
F. Less capital stock in treasury	( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$ 150,697,307 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 3,693,746,787 [1810]

OMIT PENNIE

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 150,697,307	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			150,697,307	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List) ▼33				3525
5. Total capital and allowable subordinated liabilities			$ 150,697,307	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 28,499,943	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:	469,287	3570		
1. Number of items ▼29 51 [3450]				
C. Aged short security differences-less reserve of $ [3460] ▼30		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
F. Other deductions and/or charges	4,406,320	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(33,375,550)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 117,321,757	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper ▼31		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	7,456,893	3720		
6. Options	274,223	3730		
7. Arbitrage	463,489	3732		
8. Other securities ▼32		3734		
D. Undue concentration		3650		
E. Other (list)	2,521,658	3736	(10,716,263)	3740
10. Net Capital			$ 106,605,494	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3758
13.	Net capital requirement (greater of line 11 or 12)	$	3760
14.	Excess net capital (line 10 less 13)	$	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$	3838
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of Aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	4,661,908	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,500,000	3880
24.	Net capital requirement (greater of line 22 or 23)	$	4,661,908	3760
25.	Excess net capital (line 10 less 24)	$	101,943,586	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	45.73	3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	45.73	3854
28.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	94,950,723	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company is engaged in a single line of business as a securities broker-dealer which comprises several classes of service, including principal transactions, agency transactions and investment banking.

ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Revenue and expenses on a trade date basis would not be materially different. Marketable securities owned or sold short are stated at quoted market values with unrealized appreciation and depreciation, net of tax provisions, reflected in shareholders' equity. The Company, in the normal course of business, enters into transactions in financial futures, including options on financial futures, and forward contracts which are primarily used to hedge certain proprietary securities positions and commitments. The contracts are valued at market.

Foreign Currency

Assets and liabilities denominated in foreign currency are translated at September 30, 2002 rates of exchange.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Repurchase and Resale Agreements

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are included in the financial statements at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to collateralize reverse repurchase agreements. The Company's agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral where deemed appropriate.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Borrowed and Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transactions. Securities borrowed transactions require the Company to provide the counterparty with cash collateral, whereas the Company receives cash collateral in securities loaned transactions. The amount of cash collateral required to be deposited is an amount in excess of the market value of the securities borrowed or loaned. It is the Company's policy to monitor the market value of the securities on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture, Office Equipment, and Leasehold Improvements

Depreciation of furniture and office equipment is computed using the double declining balance basis using estimated useful lives which range from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the life of the asset or the life of the lease.

Other Policies

In accordance with SEC Uniform Net Capital Rule 15C3-1 customers' accounts containing both debit and credit balances amounting to $18,829,329 are netted.

Prior history indicates that there will be substantial expenses at calendar year end not reflected during the course of the year. Such expenses, in the amount of $12,469,321, are provided under accounts payable and accrued expenses.

Securities owned by customers that are held by the firm are not valued in these financial statements. Some of these securities are held as collateral for loans made by the firm to the customer.

The Company utilizes derivative instruments in the execution of its asset and liability management strategies. Derivatives used for these purposes primarily include foreign exchange forward contracts, forward rate agreements, and security index futures. Derivatives are used to hedge exposures in security markets or currency fluctuations.

The Company was formed on November 5, 2001 as a wholly owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. On January 2, 2002, Holdings transferred to the Company all of its brokerage assets net of related liabilities. Since the Company has been in operation for nine months, the statement of income has been prepared for the period January 1, 2002 to September 30, 2002. In preparing the statement of cash flow, the net assets received from Holdings has been treated as not being on hand at the commencement of the current year.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Policies (continued)

Arnhold and S. Bleichroeder Holdings, Inc. as of December 31, 2001, last business day prior to the transfer, had net capital of $232,202,523 which was 109.80% of aggregate debit items and excess net capital of $227,972,988.

A copy of the Company's statement of financial condition is available for examination at the office of the Company and at the New York City office of the Securities and Exchange Commission.

NOTE 2 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the New York Stock Exchange, Inc. (the "NYSE"), of which the Company is a member. The Company has elected to use the alternative net capital method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined, plus 10% of the amount that reverse repurchase agreements with any one person are over collateralized by more than a specified percentage as permitted by the Net Capital Rule. At September 30, 2002 net capital of $106,605,494 was 45.73% of aggregate debit items. The minimum required net capital was $4,661,908 leaving an excess net capital of $101,943,586.

The Company is also subject to the segregation rules for the exclusive benefit of customers of the Securities and Exchange Commission (Rule 15C3-3). At September 30, 2002 there was $22,500,000 under the reserve formula to segregate cash or equivalents in a special reserve account for the exclusive benefit of customers.

NOTE 3 SHORT TERM FINANCING

Money borrowed consists of loans from banks which generally bear interest at fluctuating rates based on the federal funds and broker call loan interest rates and are payable on demand. In addition, the Company borrows and lends securities to facilitate the settlement process utilizing both securities owned by the Company and customer securities. Repurchase agreements are collateralized by securities received as collateral for reverse repurchase agreements and securities owned by the Company.

NOTE 4 COMMITMENTS AND CONTINGENCIES

Leases

The Company occupies office space under a lease expiring April 29, 2011. The minimum aggregate rent per annum is $2,426,468 until December 21, 2005, and $2,658,944 for the remaining term of the lease. The lease contains escalation provisions for increases of real estate tax and operating expenses. The escalation for the nine months ended September 30, 2002 was $271,405.

Litigation

In the normal course of business, the Company has been named as a defendant in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse affect on the financial condition of the Company.

NOTE 5 OFF BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Credit Risk

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These transactions may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors trade date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

The Company seeks to control the risk with counterparty transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

Concentrations of Credit Risks

The Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligation to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

NOTE 5 OFF BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK (continued)

Concentrations of Credit Risks

In connection with these activities, particularly in United States Government and Agency securities, the Company enters into collateralized reverse repurchase and repurchase agreements, securities lending arrangements and certain other secured transactions which may result in significant credit exposure in the event the counterparty to the transaction was unable to fulfill their contractual obligations. In accordance with industry practice, repurchase agreements and security borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under the contract. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 6 EMPLOYEE BENEFIT PLANS

The Company does not participate in any pension and/or post retirement plans for the employees. The Company does have a qualified non-contributory profit sharing plan covering substantially all employees. Contributions are made at the discretion of management.

The Company also has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the Plan.

NOTE 7 FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments on the Company's balance sheet are carried at fair value or at amounts which approximate fair value.

Trading inventories and commitments for trading inventories sold but not yet purchased used in the Company's trading activities are carried at fair value using a variety of valuation techniques. These techniques include market quotations for traded instruments, market quotations of similarly traded instruments and pricing models. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

NOTE 8 CONTINGENT LIABILITIES

The Company has no outstanding letters of credit.

ARNHOLD AND S. BLEICHROEDER, INC.

FOCUS REPORT - FORM X-17A-5

PART II

SEPTEMBER 30, 2002

FOCUS

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER		
ARNHOLD AND S. BLEICHROEDER, INC.	For the period (MMDDYY) from 01/01/02 [3932] to 09/30/02	3933
	Number of months included in this statement 9	3931

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 12,479,558	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions			267,602	3938
d. All other securities commissions			7,599,663	3939
e. Total securities commissions			20,346,823	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities			28,179,884	3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities			2,104,028	3944
c. From market making in options on a national securities exchange				3945
d. From all other trading			922,936	3949
e. Total gains or (losses)			31,206,848	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)	4,325,765	4235		
b. Includes unrealized gains (losses)	(1,072,609)	4236		
c. Total realized and unrealized gains (losses)			3,253,156	3952
4. Profits or (losses) from underwriting and selling groups			141,536	3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest			4,794,037	3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			4,237,493	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			5,570,731	3985
11. Other revenue				3995
12. Total revenue			$ 69,550,624	4030

EXPENSES

13. Registered representatives' compensation			$ 6,890,067	4110
14. Clerical and administrative employees' expenses			12,614,375	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			1,289,997	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)			3,721,386	4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)			195,129	4135
19. Communications			4,554,192	4060
20. Occupancy and equipment costs			5,763,783	4080
21. Promotional costs			1,007,777	4150
22. Interest expense			1,639,032	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts			98,117	4170
24. Data processing costs (including service bureau service charges)			1,165,534	4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			2,408,056	4195
27. Other expenses			20,390,066	4100
28. Total expenses			$ 61,737,511	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 7,813,113	4210
30. Provision for Federal income taxes (for parent only)			2,777,187	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 5,035,926	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 595,417	4211

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 09/30/02
ARNHOLD AND S. BLEICHROEDER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$152,592,751	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	60,961,185	4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	6,369,140	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	13,931,299	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	1,159,489	4390		
7. **Market value of short security count differences over 30 calendar days old	45	4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	41,396	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	294,450	4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 235,349,755	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 23,153,414	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	159,245,019	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	2,923,254	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	47,773,728	4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 233,095,415	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			(6,992,862)	4471
19. **TOTAL 15c3-3 DEBITS			$ 226,102,553	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	9,247,202	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	22,500,000	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities	14,000,000	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 36,500,000	4530
26. Date of deposit (MMDDYY)	10/02/02	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. *Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B* .... $ [4586]
   A. Number of Items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]
   A. Number of Items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ARNHOLD AND S. BLEICHROEDER, INC. as of 09/30/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
34	4600	4601	4602	$ 4603	4604	4605
35	4610	4611	4612	4613	4614	4615
36	4620	4621	4622	4623	4624	4625
37	4630	4631	4632	4633	4634	4635
38	4640	4641	4642	4643	4644	4645
39	4650	4651	4652	4653	4654	4655
40	4660	4661	4662	4663	4664	4665
41	4670	4671	4672	4673	4674	4675
42	4680	4681	4682	4683	4684	4685
43	4690	4691	4692	4693	4694	4695

TOTAL $ 44 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER ARNHOLD AND S. BLEICHROEDER, INC. For the period (MMDDYY) from 01/01/02 to 09/30/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	4240
A. Net income (loss)			5,035,926	4250
B. Additions (Includes non-conforming capital of	$	4262)	340,381,678	4260
C. Deductions (Includes non-conforming capital of	$	4272)	194,720,297	4270
2. Balance, end of period (From Item 1800)			$ 150,697,307	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ARNHOLD AND S. BLEICHROEDER, INC.

as of 09/30/02

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3.	Personnel employed at end of reporting period:		
	A. Income producing personnel	79	4950
	B. Non-income producing personnel (all other)	179	4960
	C. Total	258	4970
4.	Actual number of tickets executed during current month of reporting period	71,051	4980
5.	Number of corrected customer confirmations mailed after settlement date	1,087	4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences		5000	$	5010		5020	$	5030
7.	Security suspense accounts		5040	$	5050		5060	$	5070
8.	Security difference accounts		5080	$	5090		5100	$	5110
9.	Commodity suspense accounts		5120	$	5130		5140	$	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12.	Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13.	Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14.	Total		5320	$	5330		5340	$	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 5 business days or longer (21 business day or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16.	Failed to receive 5 business days or longer (21 business day or longer in this case of Municipal Securities)		5363	$	5364	$	5365

17.	Security concentrations (See instructions in Part I):		
	A. Proprietary positions	$	5370
	B. Customers' accounts under Rule 15c3-3	$ 1,086,802	5374
18.	Total of personal capital borrowings due within six months	$	5378
19.	Maximum haircuts on underwriting commitments during the period	$	5380
20.	Planned capital expenditures for business expansion during next six months	$	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22.	Lease and rentals payable within one year	$ 2,426,468	5386
23	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ 22,125,202	5388
	B. Net	$ 22,125,202	5390

OMIT PENNIES

SCHEDULE A

ARNHOLD AND S. BLEICHROEDER, INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANAURY 1, 2002 TO SEPTEMBER 30, 2002

Cash Flows from Operating Activities:		
Net income		$ 5,035,926
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$ 2,253,023	
(Increase) decrease in operating assets:		
Receivable from brokers or dealers and clearing organizations	(369,583,227)	
Receivable from customers	(24,561,464)	
Receivable from non-customers	(188,520)	
Securities purchased under agreements to resell	(3,139,397,644)	
Securities and spot commodities owned at market value	(107,523,294)	
Other investments and securities not readily marketable	(9,083,666)	
Other assets	(15,473,941)	
Increase (decrease) in operating liabilities:		
Bank loans payable	45,150,504	
Securities sold under repurchase agreement	3,116,897,644	
Payable to broker dealers and clearing organizations	123,325,466	
Payable to customers	166,338,334	
Payable to non-customers	2,251,118	
Securities sold-not yet purchased	65,860,403	
Accounts payable and accrued liabilities	23,226,011	
Total Adjustments		(120,509,253)
Net Cash Provided by Operating Activities		(115,473,327)
Cash Flows From (Used) In Financing Activities:		
Purchase of furniture and fixtures and leasehold improvements	(9,614,303)	
Capital contributed	272,728,223	
Dividend paid	(127,066,842)	
Net Cash Flows From (Used) In Financing Activities		136,047,078
Increase in cash		20,573,751
Cash - January 1, 2002		0
CASH - SEPTEMBER 30, 2002		$ 20,573,751

FOCUS

SCHEDULE B

ARNHOLD AND S. BLEICHROEDER, INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
RECONCILIATION OF COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENT
AS OF SEPTEMBER 30, 2002

EXCESS OF TOTAL CREDITS PER INTERNAL REPORT	$9,247,202
EXCESS OF TOTAL CREDITS PER AUDITED REPORT	$9,247,202

FOCUS

SCHEDULE C

ARNHOLD AND S. BLEICHROEDER, INC.
ANSWERS TO FINANCIAL QUESTIONNAIRE - FORM X-17A-5
RECONCILIATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2002

Net capital per internal report	$106,605,494
NET CAPITAL PER AUDITED REPORT	$106,605,494

FOCUS